
March 5, 2013

Stewart D. Gregg, Esquire
Senior Securities Counsel
Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416-1297

> Re: Allianz Life Variable Account B and Allianz Life Insurance Company of North
> America Initial Registration Statement on Forms N-4 and S-1
> File Nos. 333-185864 and 333-185866

Dear Mr. Gregg:

The staff has reviewed the above-referenced registration statements, which the Commission received on January 3, 2013. Based on our review, we have the following comments. Unless otherwise indicated, capitalized terms have the same meaning as in the registration statements.

1. General Comments/Cover
   (a) In addition to the glossary at the front of the prospectus, please confirm that all defined terms are defined the first time they are used in the prospectus.

   (b) Please highlight and cross-reference to the 'Risk Factors" section, and provide the page number where the section can be found in the prospectus, all as required by Item 501(a)(5) of S-K.

   (c) Please provide the dealer prospectus delivery obligations legend on the outside back cover of the prospectus, as required by Item 502(b).

   (d) Please clarify, if true, that Purchase Payments can be allocated to any of the Variable Options as well as to the Index Options.

   (e) Please explain the bolded statement in the sixth paragraph that Index Performance must be "significantly negative" in order to lose money since any negative performance is applied as a Performance Credit to the extent it exceeds the Buffer.

2. <u>Glossary (Pages 3-6)</u>
"Contract Value" and "Daily Adjustment." In these definitions, please clarify whether the Daily Adjustment impacts the Contract Value and if so, describe the circumstances under which this occurs. Please also make this clarification to the "Risk of Negative Return" section on page 14.

3. <u>Summary (Pages 7-10)</u>
(a) Please clarify, if true, that Purchase Payments can be allocated to any of the Variable Options as well as to the Index Options. Specify any restrictions on amounts or percentage of Purchase Payments that can be allocated to each option.
Also, clarify if a contract owner could elect different Crediting Methods for amounts allocated to an Index Option (where both methods are available) and how such allocations would be determined.

(b) Please clarify in the "What are the Contract Charges" section on page 7 when Contract charges are applied if a partial or full withdrawal is made before an applicable Index Anniversary.

(c) Please also clarify if any credit would be applied to amounts withdrawn before the Index Anniversary in the section "What are the Contract's Benefits?" Also, please disclose the length of time that Credits will be applied if specific allocation instructions are not provided on Index Anniversaries.

(d) Please explain your legal basis for posting the Caps and Buffers initially and annually on a website, rather than in the prospectus and prospectus supplements.

(e) In the section "What are the Different Values Within the Contract" on pages 8-9, please clearly explain the Daily Adjustment and how it is applied. Please also explain when the Proxy Value is applied.

(f) Please explain when Crediting Methods can be changed.

(g) In the section, How can I Take Money Out of my Contract," on page 10, please explain more fully what is meant by the statement that amounts withdrawn before an Index Anniversary may not receive the full benefit of the Buffer. See also, the last paragraph of the "Liquidity Risk" section which contains the same statement. Also, please explain if amounts withdrawn before the Index Anniversary impact the amount of the Cap.

4. <u>Risk Factors (Pages 14-15)</u>
(a) In the "Calculation of Credits" section on page 15, the disclosure that an index may be terminated "when we are unable to use the Index" should be clarified. Also, please consider limiting the circumstances under which you may eliminate any or all Indices or explain with prominent disclosure that you have broad rights to eliminate any or all Indices and the impact on the contract if this right is exercised. Please also, more fully explain the effect on contract owners of an Index change as

2

mentioned in the last paragraph.

(b) Supplementally, please explain what regulatory approval you are referring to in the last paragraph of the "Calculation of Credits" section (page 15).

(c) In the "Changes to Caps, Buffers, and Declared Protection Strategy Credits" on page 15, please explain the impact of withdrawals made before the Index Effective Date on the Caps.

5. <u>Excessive Trading and Market Timing Policy (page 25)</u>
Please explain in plain English the reservation contained in the fourth paragraph of this section.

6. <u>Index Options (Page 28)</u>
Please explain the effect of the Daily Adjustment on withdrawals. Also, please explain the effect of the Alternate Minimum Value and cross-reference the section where the Alternate Minimum Value is discussed in greater detail.

7. <u>Daily Adjustment (Page 30)</u>
(a) Please provide a plain English description of the Daily Adjustment Formula.

(b) Please also provide the exact Daily Adjustment Formula. This may be done in an appendix to the prospectus.

(c) Please provide a plain English description of what the terms in the formula mean and how they operate.

(d) Please clearly state what the Daily Adjustment is used to calculate. What are the consequences of the Daily Adjustments being different than the Index returns as stated in the second paragraph of this section.

(e) Please provide disclosure similar to the disclosure in file numbers 333-161963 and 333-165396 with respect to the description of adjustments to account value made at the time of a partial withdrawal, how those adjustments are determined and why the mechanism is used.

8. <u>Performance Locks (Page 30)</u>
Please clarify the sentence in the first paragraph of this section regarding how the Index Value adjusts after a Performance Lock for additional Purchase Payments since additional Purchase Payments cannot be added to an Index Option except on an Index Anniversary.

9. <u>The Alternate Minimum Value (Page 31)</u>
Please explain if this value applies to both Crediting Methods. Supplementally, please explain the legal basis for including the information about the Alternative Minimum Value in an exhibit rather than in the prospectus.

10. Withdrawal Charge (Pages 32-33)
   Please explain what charges apply for partial withdrawals.

11. Death Benefit (Page 38-39)
   Please explain the bolded language in the second paragraph on page 39 regarding a change in the Owner after the Issue Date.

12. Taxation of Annuity Contract (Page 41)
   Please add an explanation of the exclusion ratio noted in the sixth bullet of this section.

13. Missing Information
   Much of the information required by forms S-1 and N-4 is missing or to be provided by amendment. Please make sure all required information, including exhibits and financial statements, required by forms N-4 and S-1 (including regulation S-K) are provided in a pre-effective amendment.   We will review the information after the pre-effective amendment is filed on Edgar and may have additional comments at that time.   Please note this may affect the timing of our review of the pre-effective amendment and any request for acceleration.

14. Tandy Comment
   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   · the registrant is responsibility for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and
   · the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statements. If you believe that you do not need to change the registration statements in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statements, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statements and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statements.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Products